UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 25, 2026

FIRST FOUNDATION INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36461	20-8639702
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5221 North O’Connor Boulevard, Suite 1375

Irving, Texas 75309

(Address of principal executive offices and zip code)

(469) 638-9639

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 Par Value	FFWM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17CFR § 230.405) or 12b-2 of the Exchange Act of 1934 (17 CFR § 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On February 25, 2026, First Foundation Inc. (“First Foundation”) and FirstSun Capital Bancorp (“FirstSun”) jointly announced receipt of regulatory approval from the Office of the Comptroller of the Currency to complete the merger of their respective bank subsidiaries, First Foundation Bank and Sunflower Bank, N.A., as part of the previously announced merger between First Foundation and FirstSun (the “merger”) pursuant to the Agreement and Plan of Merger dated October 27, 2025, as amended (the “merger agreement”), by and between FirstSun and First Foundation.

Completion of the merger remains subject to receipt of regulatory approval from the Board of Governors of the Federal Reserve System, approval by the stockholders of First Foundation and FirstSun at their respective stockholder meetings to be held on February 27, 2026, and the satisfaction or waiver of the remaining customary closing conditions. The merger is currently expected to be completed early in the second quarter of 2026.

The joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibit index lists the exhibits that are either filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Joint Press Release dated February 25, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Note Regarding Forward-Looking Statements

Statements in this Current Report on Form 8-K which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the expectations of First Foundation and FirstSun with respect to the expected timing of the closing of the transaction. Words such as “expect,” “will,” “may,” “anticipate,” “intend,” “opportunity,” “continue,” “should” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: the failure of First Foundation or FirstSun to obtain the required stockholder approval, or the failure of either party to satisfy any of the other closing conditions on a timely basis or at all, including receipt of regulatory approval from the Board of Governors of the Federal Reserve System; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; and the outcome of any legal proceedings that may be instituted against First Foundation or FirstSun.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings Forward-Looking Statements” (in the case of First Foundation), “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun) and “Risk Factors” in First Foundation’s and FirstSun’s Annual Reports on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000155837025003129/ffwm-20241231x10k.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000008/fcb-20241231.htm, respectively), and other documents subsequently filed by First Foundation and FirstSun with the Securities and Exchange Commission (the “SEC”). First Foundation and FirstSun disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication contains statements regarding the proposed transaction between First Foundation and FirstSun. In connection with the proposed transaction, FirstSun filed a registration statement on Form S-4 on December 11, 2025, as amended on January 14, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000014/e26019_fsun-s4a.htm), to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement includes a joint proxy statement of First Foundation and FirstSun and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on January 15, 2026 and First Foundation filed a definitive joint proxy statement/prospectus on January 15, 2026 (and which is available at sec.gov/Archives/edgar/data/1413837/000155278126000021/e26028_ffwm-defm14a.htm) and it was first mailed to First Foundation and FirstSun stockholders on January 16, 2026. First Foundation filed a proxy statement/prospectus supplement on February 6, 2026 (and which is available at sec.gov/Archives/edgar/data/1413837/000155278126000041/e26048_ffwm-defa14a.htm) and it was first mailed to First Foundation and FirstSun stockholders on February 9, 2026.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY SUPPLEMENTS THERETO REGARDING THE MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING FIRST FOUNDATION, FIRSTSUN, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, as well as other documents filed by First Foundation or FirstSun may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

First Foundation, FirstSun and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of First Foundation or FirstSun in connection with the proposed transaction. Information regarding the directors and executive officers of First Foundation and FirstSun and other persons who may be deemed participants in the solicitation of the stockholders of First Foundation or FirstSun in connection with the proposed transaction is included in the joint proxy statement/prospectus, which was filed by First Foundation with the SEC on January 15, 2026 (and which is available at sec.gov/Archives/edgar/data/1413837/000155278126000021/e26028_ffwm-defm14a.htm). Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus filed by First Foundation with the SEC on January 15, 2026 (which is available at sec.gov/Archives/edgar/data/1413837/000155278126000021/e26028_ffwm-defm14a.htm). Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FOUNDATION INC.

Date: February 25, 2026	By:	/s/ Jamie Britton
	Name:	Jamie Britton
	Title:	Chief Financial Officer